

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 25, 2008

Via U.S. Mail and Fax (401-454-0089)
Mr. Richard J. Schmaeling
Chief Financial Officer
LIN TV Corp. and LIN Television Corporation
Four Richmond Square, Suite 200
Providence, Rhode Island 02906

RE: **LIN TV Corp.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 14, 2008
        File No. 1-31311

        LIN Television Corporation
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 14, 2008
        File No. 0-25206

Dear Mr. Schmaeling:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director